

Mail Stop 3561

August 3, 2016

Douglas R. Brown
Chief Executive Officer
AquaVenture Holdings, LLC
14400 Carlson Circle
Tampa, Florida 33626

>**Re:  AquaVenture Holdings, LLC**
>**Amendment No. 3 to Registration Statement on Form S-1**
>**Filed July 15, 2016**
>**File No. 333-207142**

Dear Mr. Brown:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our June 3, 2016 letter.

Drive Sustainable and Profitable Growth, page 106

1.  We note the graphs included on pages 107 and 108 and that such graphs are not necessarily indicative of prior or future performance.  Please disclose whether the models presented are representative of "historical economics" applicable to your Seven Seas Water and Quench platforms and if not, describe the way in which prior performance has differed from the representations in these graphs.  Further, please provide more detailed disclosure regarding the assumptions underlying each graph.  For example, please disclose the price per unit assumed when extrapolating the cash flows for each platform.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-31

Long-term Contract Costs, page F-33

2. We note your response to our prior comment 7 in your letter dated November 20, 2015 regarding the valuation of the "Long term contract costs" established in purchase accounting. Please further describe your view related to the asset nature and characterization (e.g., financial asset, intangible asset, etc.) of this item within the purchase price allocation. Please also tell us your views regarding the recoverability of this asset. Specifically, please tell us if the service concession arrangement contains any exclusivity provisions to provide water to the municipal consumers in the British Virgin Islands for a specified period of time or any other facts and circumstances that provide a degree of certainty (contractual or otherwise) regarding the recoverability of the asset established in purchase accounting.

3. We note your disclosure on page F-34 that "Long-term contract costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable." Please tell us more about the impairment framework applied to "Long term contract costs" and the basis for selecting such an impairment framework. Please clarify if the same impairment framework applicable to "Long term contract costs" established in purchase accounting and those that would be established by directly entering into a service concession arrangement resulting in the construction of an asset utilized to execute the service concession arrangement are within the scope of ASC 853.

4. We note in your response to comment 5 that you plan to capitalize incremental costs that will be incurred in instances where the service concession arrangement is amended to construct additional infrastructure and the additional infrastructure creates the ability for you to provide additional capacity to produce and deliver water and generate an identifiable revenue stream. Please tell us your views regarding the asset nature and characterization of such capitalized costs (e.g., financial asset, intangible asset, etc.) and the parameters of establishing such an asset in light of recoverability considerations (e.g., the asset would only be established if a separate revenue stream were concurrently secured, etc.). Other than measurement considerations (fair value in purchase accounting vs. a cost accumulation model), tell us your views about the similarities and differences of accounting for this asset relative to the "Long-term contract asset" recorded in purchase accounting.

5. We note within your description of the business on page 113 under the "St. Maarten" and "British Virgin Islands" headings that these contracts include a minimum take-or-pay provision and in your response to our prior comment 41 in your letter dated September

25, 2015 that the St. Maarten take-or-pay provision has never been triggered. Please provide us with a copy of the specific provision in your arrangements.  In addition, please tell us how you considered the key terms and conditions of this contractual provision including a description of the scenarios in which it would be triggered, measurement of the take-or-pay provision once triggered, and if there are any circumstances in which a triggered take-or-pay payment would have to be returned or adjusted (e.g., due to subsequent levels of consumer water usage, etc.).  In addition, we note your response to our prior comment 5.  Please further clarify how you considered this provision in determining that revenue should be recognized as water is supplied to customers.  In this regard, please tell us if you will receive any payments in the event that your plant is not operational.

6. We note within your description of the business on page 113 under the heading "British Virgin Islands" the following description of the arrangement with the Government of BVI: "…Under this water purchase agreement our customer is obligated to provide the electricity needed to operate our plant at no charge to us…"  Please tell us if there is any accounting recognition reflected in your financial statements for the electricity that is provided to you by the customer in the service concession arrangement.

7. We note the following risk factor on page 28 and your discussion regarding the risk factor, which states that "The government of the BVI has sent us notice that it believes our acquisition of the capital stock of Biwater (BVI) Holdings Limited required its written consent and that the failure to obtain such consent constitutes a breach of the water purchase agreement between the government of the BVI and Seven Seas Water (BVI) Ltd."  We also note that if the dispute is settled through arbitration in favor of the government of BVI, the government is allowed to terminate the arrangement and would be required to "pay any outstanding payments in accordance with the water purchase agreement…"  Please tell us if the requirement to pay any outstanding payments is based on the agreed upon rates that govern the delivery of water prior to the notice or if different rates apply once a notice event is triggered.  Specifically, please provide your views regarding whether the dispute calls into question if fees collected upon delivery of gallons of water subsequent to the notice are fixed.  Also, please tell us the impact, if any, that the notice had on the valuation of the "Long term contract asset" established in purchase accounting.

Signatures

8. We note that you will be incorporated in the British Virgin Islands prior to effectiveness of this registration statement.  Please include the signatures of your duly authorized representative in the United States or tell us why you do not believe you are required to do so.  See Securities Act Section 6(a) and Instruction 1 under Signatures on Form S-1.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters.  Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products